Exhibit 99.1

PRESS RELEASE

Immatics Announces Completion of Business Combination

and Listing on NASDAQ

•	The business combination transaction with Arya Sciences Acquisition Corporation, a special purpose acquisition company sponsored by Perceptive Advisors, was completed on July 1, 2020

•	The combined company was renamed Immatics N.V.

•	Immatics common stock and warrants will commence trading today on the Nasdaq Capital Markets under the ticker symbols “IMTX” and “IMTXW”, respectively

•	Proceeds from this transaction were approximately $250 million, combining funds held in Arya’s trust account and a concurrent PIPE financing

Houston, Texas and Tuebingen, Germany, July 2, 2020 – Immatics N.V. (NASDAQ: IMTX; “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell redirecting cancer immunotherapies, today announced the completion of its business combination with Arya Sciences Acquisition Corp. (NASDAQ: ARYA; or “Arya”), a special purpose acquisition company (SPAC) sponsored by Perceptive Advisors. Today, Immatics N.V. will commence trading its shares under the symbol “IMTX” and its warrants under the symbol “IMTXW” on the Nasdaq Capital Market. Proceeds from this transaction were approximately $253 million, which included funds held in Arya’s trust account and the common stock private investment in public equity (PIPE) financing contributed by a group of leading US healthcare institutional investors. The shareholders of Arya approved the transaction on June 29, 2020, and none of Arya’s shareholders redeemed their shares in connection with the ARYA shareholder approval. The transaction had been previously approved by Immatics shareholders. Immatics’ management team, led by Chief Executive Officer Harpreet Singh, Ph.D., will continue to run the combined company.

Harpreet Singh, Ph.D., Co-Founder and CEO of Immatics, commented: “I would like to thank the team at Immatics, our partners at Perceptive, existing Immatics and Arya shareholders, the PIPE investors, and all our advisors for making this transaction a success. It will provide us runway and flexibility for our pursuit of unlocking new therapeutic options for cancer patients by advancing our clinical and pre-clinical programs for Adoptive Cell Therapies and TCR Bispecifics. Our programs are directed against a range of targets that address multiple rare as well as common cancers that have been hard to treat.”

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New investors supporting the transaction include Perceptive Advisors, Redmile Group, Federated Hermes Kaufmann Funds, RTW Investments and Sphera Funds, alongside existing Immatics investors dievini Hopp BioTech, AT Impf and Wellington Partners.

Adam Stone, Chief Investment Officer of Perceptive Advisors and the Chief Executive Officer of Arya, added: “Immatics’ technology platforms open up a breadth of novel targets and therapeutic strategies that could help overcome some of the challenges we have seen with immunotherapy to date. We believe that the Immatics approach could provide truly novel opportunities for patients in need and we look forward to supporting the Company as it advances its key programs addressing solid tumors.”

Immatics is developing targeted immunotherapy candidates based on its suite of technologies which enables the identification of otherwise inaccessible intracellular protein targets displayed on a cell’s surface. Accessing these targets is generally recognized as an important key to unlocking hard-to-treat cancers, particularly solid tumors. Immatics is leveraging this to develop a pipeline of novel T cell receptor (TCR)-based products designed to deliver a robust and specific T cell response against cancer cells. Immatics’ international team, located in Munich and Tuebingen, Germany, as well as in Houston, Texas, is committed to advancing its proprietary therapeutic pipeline and collaboration programs with global pharmaceutical leaders to address significant unmet medical needs in oncology.

About this transaction

On March 17, 2020, Immatics, a privately held biotechnology company, entered into a definitive business combination agreement with Arya, a special purpose acquisition company (SPAC) sponsored by Perceptive Advisors, that was created for the purpose of entering into a business combination with a selected biopharmaceutical company and bringing the combined entity to the NASDAQ.

As a result of the business combination, Immatics received proceeds of approximately $253 million, prior to transaction expenses, which includes cash proceeds of approximately $149 million from Arya’s trust account and $104 million from PIPE investors led by Perceptive Advisors, other top-tier US healthcare investors and existing Immatics investors.

The description of the business combination contained herein is only a high-level summary and is qualified in its entirety by reference to the underlying documents filed with the U.S. Securities and Exchange Commission. A more detailed description of the terms of the transaction has been provided in a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission by Immatics.

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Advisors

Goldman Sachs International is acting as lead financial advisor with SVB Leerink, BofA Securities, and Kempen serving as financial advisors to Immatics. Jefferies LLC is acting as lead financial and capital markets advisor to Arya as well as sole private placement agent. Chardan Capital Markets LLC is also serving as advisor to Arya. Goodwin Procter LLP and CMS Legal Services EEIG are acting as legal counsel to Immatics. Kirkland & Ellis LLP is serving as legal counsel to Arya.

About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

For regular updates about Immatics, visit www.immatics.com. You can also follow us on Twitter and LinkedIn.

About Arya

Arya is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in

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filings with the Securities and Exchange Commission (SEC). Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements.

For more information, please contact:

For Media Enquiries	Investor Relations Contact

Gretchen Schweitzer or Jacob Verghese, PhD	John Graziano
Trophic Communications	Solebury Trout
Phone: +49 89 2388 7731	Phone: +1 646-378-2942
immatics@trophic.eu	jgraziano@soleburytrout.com

Immatics N.V.

Anja Heuer	Jordan Silverstein
Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281-810-7545
media@immatics.com	InvestorRelations@immatics.com

You have received this information due to your interest in Immatics (Immatics N.V. / Immatics Biotechnologies GmbH / Immatics US, Inc.). We hope you find this information useful to update you on the developments at Immatics.

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